Leading Telecommunication Carrier in India Selects Orckit-Corrigent's
                      Carrier Ethernet + Transport Solution

CM-4000 product to enable broadband triple-play services in a leading carrier in India

Tel-Aviv, Israel. September 14, 2009 - Orckit Communications Ltd. (NasdaqGM:
ORCT), a leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced that its CM-4000 product was selected by a leading telecommunication service provider in India through an OEM channel. Orckit-Corrigent's solution will be deployed as part of a next generation triple play network based on GPON technologies. The total expected revenues to Orckit-Corrigent from the first phase of deployment through this OEM channel are approximately $4.0 million.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience, a reputable list of worldwide Tier-1 customers and sound leadership, the Company has a firm foothold in the ever-developing world of telecommunications.

Orckit-Corrigent's product lines include: Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features; and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home over the existing DSL infrastructure.

Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.